UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Youbet.com, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

987413101
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 987413101

1	NAME OF REPORTING PERSON NEW WORLD OPPORTUNITY PARTNERS I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,302,347
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,302,347
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,302,347
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 987413101

1	NAME OF REPORTING PERSON MICHAEL BRODSKY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,500 (1)
	8	SHARED VOTING POWER 5,302,347
	9	SOLE DISPOSITIVE POWER 28,500 (1)
	10	SHARED DISPOSITIVE POWER 5,302,347
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,330,847 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON IN

(1) Includes options that are exercisable into 26,500 shares of Common Stock within 60 days of the date hereof.

CUSIP NO. 987413101

1	NAME OF REPORTING PERSON THOMAS MUENSTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,302,347
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,302,347
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,302,347
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 987413101

1	NAME OF REPORTING PERSON JAY R. PRITZKER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,500 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 26,500 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,500 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

(1) Consists of options that are exercisable into 26,500 shares of Common Stock within 60 days of the date hereof.

CUSIP NO. 987413101

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 5,302,347 Shares owned by NWOP I is approximately $17,726,056, including brokerage commissions.  The Shares owned by NWOP I were acquired with its working capital.

The aggregate purchase price of the 2,000 Shares owned by Michael Brodsky is $9,608, including brokerage commissions.  The Shares owned by Mr. Brodsky were acquired with his personal funds.  The 26,500 Shares underlying options that are exercisable into Shares within 60 days of the date hereof were granted to Mr. Brodsky in his capacity as director of the Issuer.

The 26,500 Shares underlying options that are exercisable into Shares within 60 days of the date hereof were granted to Mr. Pritzker in his capacity as director of the Issuer.

Item 5 is hereby amended and restated to read as follows:

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 41,519,024 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2008, as filed with the Securities and Exchange Commission on May 8, 2008.

As of the close of business on May 16, 2008, NWOP I owned 5,302,347 Shares, constituting approximately 12.8% of the Shares outstanding.  As the Special Manager of NWOP I, Thomas Muenster may be deemed to beneficially own the 5,302,347 Shares owned by NWOP I, constituting approximately 12.8% of the Shares outstanding.  As the Managing Member of NWOP I, Michael Brodsky may be deemed to beneficially own the 5,302,347 Shares owned by NWOP I which, together with the 2,000 Shares owned directly by Mr. Brodsky and the options owned by Mr. Brodsky that are exercisable into 26,500 Shares within 60 days of the date hereof, constitutes approximately 12.8% of the Shares outstanding.  Jay R. Pritzker does not beneficially own any securities of the Issuer other than 26,500 options that are exercisable into Shares within 60 days of the date hereof, constituting less than 1% of the Shares outstanding.

Each Reporting Person expressly disclaims beneficial ownership of any Shares owned by each of the other Reporting Persons. The filing of this statement by each of the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d), 13(g) or any other Section of the Exchange Act, are the beneficial owners of any Shares in which such Reporting Persons do not have a pecuniary interest.

(b)           By virtue of their positions with NWOP I, Michael Brodsky and Thomas Muenster share with NWOP I the power to vote and dispose of the 5,302,347 Shares owned by NWOP I.  Michael Brodsky has the sole power to vote and dispose of the 2,000 Shares he owns directly and 26,500 Shares underlying options that are exercisable within 60 days of the date hereof.  Mr. Pritzker has the sole power to vote and dispose of 26,500 Shares underlying options that are exercisable within 60 days of the date hereof

CUSIP NO. 987413101

(c)           On May 14, 2008, NWOP I purchased 1,388,204 Shares in an open market transaction at a price per share of $1.6307.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares

(e)           Not applicable.

Item 6 is hereby amended to add the following:

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In consideration for Mr. Brodsky’s service as an officer of the Issuer and on the management advisory committee of the Issuer’s Board of Directors, Mr. Brodsky was granted a stock option for 600,000 Shares with an effective grant date of May 9, 2008 and an exercise price of $1.22(the “Stock Option Award”).  The Stock Option Award will vest as follows:

•	200,000 Shares if Mr. Brodsky remains with the Issuer on December 31, 2008; and

•	200,000 Shares if Mr. Brodsky remains with the Issuer on December 31, 2008, and the Issuer achieves a certain financial target, as determined by the Issuer’s compensation committee; and

•	200,000 Shares if Mr. Brodsky remains with the Issuer on December 31, 2008, and the Issuer achieves a certain other financial target, as determined by the Issuer’s compensation committee.

The Stock Option Award will expire on May 8, 2013. The Stock Option Award also provides that 50% of any Shares acquired on exercise of the Stock Option Award cannot be sold prior to January 1, 2010.  The remaining 50% of Shares acquired on exercise of the Stock Option Award may only be sold on or after January 1, 2011.  A form of the Stock Option Award was filed as Exhibit 10.1 to the Issuer’s Form 8-K filed May 6, 2008, and is incorporated herein by reference.

Item 7 is hereby amended to add the following exhibit:

Item 7.	Material to be Filed as Exhibits.

1.	Form of Performance Vesting Stock Option Award Agreement (filed as Exhibit 10.1 to Youbet.com, Inc.’s Form 8-K filed May 6, 2008).

CUSIP NO. 987413101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2008	NEW WORLD OPPORTUNITY PARTNERS I, LLC

	By:	/s/ Michael Brodsky
Name: Michael Brodsky
Title: Managing Member

/s/ Michael Brodsky
MICHAEL BRODSKY

/s/ Thomas Muenster
THOMAS MUENSTER

/s/ Jay R. Pritzker
JAY R. PRITZKER